

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 29, 2008

By U.S. Mail and facsimile

Mr. Frank Abbott
Finance Director
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1760

      Re: **Harmony Gold Mining Company Limited**
               Form 20-F for Fiscal Year Ended June 30, 2007
               Filed December 7, 2007
               File No. 1-31545

Dear Mr. Abbott:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended June 30, 2007

Information on the Company

Disposals, page 27

1.   We note here and elsewhere in your document that you discuss certain
       transactions using currencies other than the U.S. dollar. Please modify your
       document to include the U.S. dollar equivalent amount in addition to the currency
       presented.

Worldwide Operations

South African Operations

Masimong Shaft Complex, page 58

2.   We note your presentation by mine that includes an amount of cash profit and the
       amount of Capex for each year presented. We further note that in several
       instances the amount of Capex incurred for the mine per year exceeds the amount
       of cash profit or loss recognized in those same years. For several of your mines,
       this pattern appears to exist for all years presented. Please tell us if you have
       evaluated these mines for impairment and why you don't believe they are
       impaired.

Operating and Financial Review and Prospects, page 112

General

3.   Expand your discussion throughout this section to discuss fully the causes of
       material changes to your financial results. We note the discussion of your results
       in your 2007 Annual Report posted on your website which contains details not
       found in this section of the 20-F.   The purpose of this section in the 20-F is to
       provide management's explanation of factors that have affected your financial
       condition and results of operations *and* management's assessment of factors and
       trends which are anticipated to have a material effect on your financial condition
       and results of operations in future periods. Refer to Item 5 of Form 20-F. As
       examples only, we note the following:

           • Discuss and quantify the impact of the mining industry's commitment to
             secure financing to fund participation of historically disadvantaged South
             Africans in mining assets will have on your operations and liquidity.

- Discuss and quantify the impact the royalty payments to be required under the MPRDA beginning in 2009 will have on your future operations.

- We note the statement on page 6 of your Annual Report that you are likely to produce marginally less gold in FY2008 but it should be of higher quality, which will benefit your bottom line. Discuss the impact these known trends will have on your operation in the Form 20-F.

- We note the statement on page 11 of your Annual Report that the issue of most concern during FY 2007 was operating costs specifically in consumables and supervisory labour. We also note that you state that implementation of the CONOPS project has not been as successful as you had originally hoped and that this project has high upfront costs. Given these issues, expand your discussion in the Form 20-F to state whether these trends are expected to continue and, if so, quantify their impact on your results.

- We note the statement on page 16 of your Annual Report that challenges you faced in FY 2007 included underperformance of your recovered grade and declining workforce productivity. Discuss the impact these known trends will have on your operation in the Form 20-F.

- We note that the unreliability of the electricity supply in South Africa has been of a general concern to the mining industry for some time. Discuss this trend and quantify its potential impact on your operations and operating results.

Liquidity and Capital Resources, page 177

4. Expand your discussion in this section to specifically discuss the impacts that known trends will have on your future liquidity. As an example only, we note your discussion on page 12 of the Annual Report of the planned capital expenditures for your Growth projects, most notably the Hidden Valley project. We note your statement that these projects will require a great deal of capital over the next 2-3 years and "given the current cash position of the company we are reevaluating the planned capital expenditure." We also note the discussion on page 141 regarding your anticipated financing needs that does not discuss this concern. Expand your discussion in the 20-F to address this concern and its impact on future results if you must scale back planned expenditures.

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please provide an audit opinion that identifies the office location of the firm.

Note 2 – Accounting Policies

Note (n) – Property, Plant and Equipment, page F-14

6.   We note your policy is to capitalize costs incurred to further delineate an ore
        body. We note in your policy regarding exploration costs that such costs are
        expensed as incurred. Please explain these two policy disclosures for us,
        including how costs incurred to further delineate an ore body are different from
        exploration costs.

7.   We note your policy is to capitalize costs as incurred until "saleable minerals are
        extracted." Please tell us in more detail the circumstances considered at this point
        in time. It is unclear if your policy is referring to the point where more than a de
        minimis amount of gold ore is extracted or some other point in the process. Refer
        to EITF 04-6 for additional guidance.

Note 3 – Accounting Change, page F-18

8.   We note your disclosure that indicates that you had previously recognized
        depreciation on assets that had not yet reached "production levels." We further
        note your response in your letter dated June 29, 2007 regarding the
        commencement of the production stage as it pertains to stripping costs. Please
        tell us in more detail the circumstances and definitions used to determine if a
        mine is in production. Also provide an explanation of how your current policy
        differs from that which is stated in your prior representations. We may have
        further comment.

Note 35 – Disclosures Regarding Fair Value of Financial Instruments, page F-44

9.   We note your disclosure that indicates is not practical to determine the fair value
        of unlisted equity investments. Please explain why you believe it is impractical
        and how your policy is consistent with U.S. GAAP. Please refer to Paragraph 111
        of Appendix A of SFAS 115 for guidance.

Engineering Comments

Reserves, page 34

10.   Please change the probable reserve grade estimate labels or format from Cu
        (copper) to Mo (molybdenum) for the Golpu project.

Reserves, page 34
Mining Reserves, page 99

11.   You state reserves for the Evander south and Wafi/Golpu projects as a result of
        pre-feasibility studies. It is the staff's position that prior to declaring reserves, the
        company should have obtained a "final" or "bankable" feasibility study,
        employed the historic three-year average price for the economic analysis and the
        company should have submitted all necessary permits and authorizations,
        including environmental, to governmental authorities. The Evander South utilizes
        existing infrastructure with a similar/adjacent ore body. Due to this reduced
        capital/operating cost risk, reserves may be reported as a result of a pre-feasibility
        study. Unless these same conditions are applicable to the Wafi/Golpu project, i.e.
        adjacent to Hidden Valley, Kaveroi, and Hamata projects and sharing
        infrastructure, you will need to remove the reserves or re-designate them as
        mineralized material. Please revise your definitions accordingly.

Continuing Operations, page 117

12.   Please change the fiscal year ending June 30, label to indicate the year 2007.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: K. Stertzel
     J. Davis
     K. Schuler
     D. Levy